Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2008

Mr. J. Allen Berryman
Chief Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.,
Houston, Texas   77056

Re: **Stewart Information Services Corporation**
      Form 10-K for the Year Ended December 31, 2007
      Form 10-Q for the Quarterly Period Ended September 30, 2008
      File No. 001-02658

Dear Mr. Berryman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

1.   Your estimated title loss reserves exceeded over 50% of your stockholder's equity at December 31, 2007. Please revise your loss reserves presentation and disclosures as appropriate in accordance with Industry Guide 6.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Critical Accounting Estimates, page 14

Title Loss Reserves, page 14

2.   Your disclosure regarding the estimation of the title loss reserves could be
        improved to better explain the judgments and uncertainties surrounding this
        estimate. Revise your disclosures to describe the extent of your procedures for
        determining the reserve for loss and loss adjustment expense on both an annual
        and interim reporting basis. Describe the method you use to calculate the IBNR
        reserve. For example, we understand that some companies may calculate this
        reserve by estimating the ultimate unpaid liability first and then reducing that
        amount by cumulative paid claims and by case reserves, but there may be other
        methods as well.

3.   Describe management's policy, if any, for adjusting the liability for unpaid claims
        and claim adjustment expenses to an amount that is different than the amount
        determined by its actuaries.
        •   If such a policy exists, describe the method used by management to determine
            the adjustment and the extent to which it relies on objective versus subjective
            determinations. Such adjustments may include, but not be limited to, an
            incremental provision, a reduction in the liability, or a reversal of a previously
            recorded adjustment.
        •   When such adjustments or reversals are made, include MD&A disclosure that
            identifies the amount of the adjustment or reversal, the method used by
            management to determine it, and the specific underlying reasons that explain
            why management believes the adjustment or reversal is necessary.

Liquidity, page 21

Off-Balance sheet arrangements, page 22

4.   Please consider, to the extent material in light of your particular facts and
        circumstances, disclosing the amount of any material loss you expect to realize
        as a result of your involvement with any material variable interest entity or
        intermediary which holds escrow accounts or intermediary which provides tax
        deferred property exchange services. Please refer to Item 303(a)(4)(i)(C) of
        regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 1.E. Statutory Accounting, page F-8

5.   Please provide the statutory capital and surplus disclosures required by paragraph
      60 (h) of SFAS 60. Please also provide the disclosures required by paragraph A-
      2 of Appendix A of SOP 94-5.

Note 10. Estimated Title Losses, page F-16

6.   Please revise your disclosures in accordance with paragraph 11 of SOP 94-5.
      Indicate the reasons for the change in incurred claims and claim adjustment
      expenses recognized attributable to insured events of current and prior fiscal
      years, payments of claims and claim adjustment expenses attributable to current
      year and prior fiscal years and disclose the additional premiums or return
      premiums accrued as a result of the effects of prior-year incurred claims. Please
      refer to paragraph A-3 of Appendix A for additional guidance.

Note 19, Variable Interest Entities, page F-22

7.   Tell us why you believe that you are not required to consolidate the variable
      interest entities referred to in Note 1.D, your segregated escrow accounts and
      your qualified intermediaries that provide tax deferred property exchange
      services. Address FIN 46R, as necessary in your response and revise your
      disclosures as appropriate. Discuss the scenarios where you would have to
      consolidate the off-balance sheet entity, and your expectation of the likelihood of
      such consolidation; and the frequency of which you reconsider, and the typical
      triggers which require you to reconsider, whether you are the primary
      beneficiary of the entity.

Note 20, Segment Information, page F-22

8.   You disclosed on page 1 that you have international operations in Canada, the
      United Kingdom, Central Europe, Mexico, Central America and Australia.
      Please revise your disclosures to provide information about your revenues by
      geographic area as required by paragraph 38 of SFAS 131. Disclose revenues
      attributed to the United States separately and state how you attribute revenues to
      individual countries. Refer to paragraph 125 of FAS 131.

Quarterly report for the period ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page 4

9.   You have title plants, at cost of $78.9 million and goodwill of $210 million at September 30, 2008. You disclosed in your accounting policies that a potential impairment is indicated when undiscounted cash flows are less than the assets' carrying values. Cash flow from operations declined from $174.4 million in 2005 to $4.6 million in 2007 and you incurred negative cash flow from operations of $71.7 million for the nine months ended September 30, 2008. Please revise your critical accounting estimate disclosure to address any reasonably likely impairment and include the following:

- The carrying amounts and the fair values of your title insurance and real estate information reporting units at September 30, 2008,
- The goodwill amounts allocated to your reporting units at September 30, 2007,
- The significant assumptions involved in estimating the fair value of your reporting units, and
- A sensitivity analysis showing the effect of a reasonably likely change in each of your significant assumptions.

Note 3. Fair Value Measurement, page 5

10.   Please revise your disclosures in MD&A to address the following:
- Disclose the nature and the amount of your investment portfolio and your financial instruments for which market quotations are not used to obtain fair value;
- Describe the methods used by management to estimate fair value and discuss the changes in valuation methods, if any, during the period.
- Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
- Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;
- Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used, if material.
- When you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity, disclose why and provide the basis for your views.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant